Exhibit 99.2

Hong Kong, October 14, 2025 – This press release corrects the legal name of an accredited investor and the referenced ticker symbol for Aurelion Inc. (f/k/a Prestige Wealth Inc).

Prestige Wealth Inc. Signs and Closes Approx. $150 Million Financing for Aurelion Treasury

Initiating NASDAQ’s First Tether Gold Treasury

Prestige Wealth Inc. (NASDAQ: AURE) Plans to be Renamed to

Aurelion Inc. Subject to Approvals

Antalpha (NASDAQ: ANTA) Anchors $150 million Financing

$100 Million Private Placement & $50 Million Senior Debt Facility

Björn Schmidtke to Serve as CEO

Hong Kong, October 14, 2025 /PR Newswire/ – Prestige Wealth Inc. (NASDAQ: AURE) (the “Company” or “Aurelion”) today announced its entry into and the closing of a set of coordinated transactions to initiate NASDAQ’s first Tether Gold (XAU₮) treasury. The transactions include an approximately $100 million PIPE financing (the “PIPE”) from anchor investor Antalpha Platform Holding Company (NASDAQ: ANTA) (“Antalpha”), and other accredited investors, including Tether Investments, S.A. de C.V. (“Tether”) and Kiara Capital Holding Limited (“Kiara Capital”), invested by Antalpha management, and a 3-year $50 million senior debt facility (the “Facility”). The Company intends to use the majority of the net proceeds to fund the acquisition of Tether Gold (“XAU₮”) as the Company’s treasury reserve asset. The Company (NASDAQ: AURE) is expected to be renamed as “Aurelion Inc.”, subject to approvals, and will trade under the new ticker (NASDAQ: AURE) beginning Monday, October 13, 2025.

“I am bullish on bitcoin in the long term, and I believe we need a stablecoin that can fight inflation and has the stability to be used for paying daily necessities like electricity bills. Some people describe Bitcoin as digital gold; I see Tether Gold (XAU₮), a redeemable stablecoin backed by gold, as the real digital gold,” said Björn Schmidtke, CEO of Aurelion and a long-time bitcoin miner.

“With Aurelion Treasury, we are setting a new standard: a publicly listed, fully backed gold digital reserve that can be verified on-chain every day. In a world where money is moving digitally and market volatility remains real, having a foundation of real value in tokenized gold gives people and institutions certainty. This isn’t about yield or finance: it’s about redefining how real wealth is held, moved, and preserved in the digital era,” continued Mr. Schmidtke.

“We are excited to collaborate with Tether, the largest stablecoin company in the world, to expand the trusted digital gold ecosystem. Digital assets will be more tangible to many when one can walk into a jewelry store and redeem a gold bar with Tether Gold (XAU₮). Through Antalpha RWA Hub, we hope to deliver new capabilities and services like this that will increase the liquidity and product offerings of Tether Gold (XAU₮),” said Paul Liang, CFO of Antalpha, parent of Aurelion.

“Adding to Antalpha RWA Hub, we are excited to anchor Aurelion Treasury, the first pure-play NASDAQ Tether Gold (XAU₮) Treasury, to increase access to tokenized gold, which has strategic importance in the digital asset world. People and institutions need a safe haven to safeguard against inflation, currency devaluation and crypto volatility. As a leading digital asset financing platform, Antalpha has common interest with other leading digital asset companies in fortifying our own balance sheet with a significant gold reserve through Tether Gold (XAU₮) to improve collateral resilience,” continued Mr. Liang.

Transaction Highlights

●	The $100M PIPE financing (including cash and USDT contributions) brings in investors who purchased approximately 278 million units, with each unit comprised of (i) one Class A ordinary share, Class B ordinary share or pre-funded warrant to purchase an ordinary share at a price of $0.36 per share (the “Share “Purchase Price”) and (ii) two warrants, with a) one warrant to purchase 0.5 Class A ordinary shares or Class B ordinary shares with an exercise price per share equal to 130% of the Share Purchase Price and (b) one warrant to purchase 0.5 Class A ordinary shares or Class B ordinary shares at an exercise price per share equal to 150% of the Share Purchase Price. The warrants for Class A ordinary shares are immediately exercisable.

●	Aurelion Treasury PIPE includes subscriptions from anchor investor Antalpha for approximately $43 million, and other accredited investors, including Kiara Capital for $6 million and Tether for $15 million.

●	Gross proceeds of approximately $290 million, which include proceeds of $50 million from the Facility, approximately $100 million from the PIPE and $140 million to the extent that the warrants issued in the PIPE are fully exercised, of which $280 million is anticipated to be utilized for the purchase of Tether Gold (XAU₮).

●	The $50 million Facility will be secured by a first-priority perfected liens on $67 million of the Company’s Tether Gold (XAU₮), which will be held in a controlled account. The Facility matures 36 months after funding and the Company may prepay the Facility at any time without any premium or penalty. The interest rate is 6% per year, compounded monthly. The term loan can be mutually extended.

Why Aurelion

●	PIPE transaction anchored by Antalpha positions Aurelion as the first pure-play NASDAQ-listed Tether Gold (XAU₮) treasury, offering yield, transparency, regulatory compliance and daily on-chain verification.

●	Aurelion combines physical gold security with blockchain efficiency, creating a yield-generating digital treasury.

●	Digital gold, mostly in ETF, has a market capitalization over $200 billion and only about 1% of that today is on the blockchain. The Company sees a strong need for gold on the blockchain as a way to buffer against inflation and crypto volatility.

●	Unlike traditional gold investment options like gold ETFs and bullion, which are usually associated with expense ratios, custody fees and potentially high transaction costs, Aurelion plans to generate a leveraged return (from the Facility) and yield on unencumbered gold holding.

●	Aurelion plans to provide its unencumbered gold holding to Antalpha as collateral to generate annualized yield of 50-100 bps. Antalpha will assume all default risk on the funding derived from the collateral used for lending to its end customers.

Investor Confidence

●	Anchor investor Antalpha provides liquidity infrastructure and a strong foundation to build Tether Gold (XAU₮) Treasury.

●	Aurelion plans to launch a Digital Treasury Dashboard to provide updates on Tether Gold (XAU₮) holdings, NAV, and treasury metrics.

Leadership Updates

The Company will be led by experienced individuals:

●	CEO: Björn Schmidtke, Chairman and co-founder of Penguin Group, a leading Bitcoin miner in South America, and a McKinsey alumnus, joins as CEO of the Company. Björn is a believer in tokenized gold and plans to bring his community following to better educate the world on the importance of Tether Gold (XAU₮) to crypto and fiat currency stablecoin holders.

●	Management Transitions: The following management changes became effective at the closing of the transactions: Kazuho Komoda’s resignation as the Company’s CEO and board member; Zimuyin Jiang’s transition from chief financial officer to chief accounting officer; and Wei Gao’s transition from CTO to the head of private wealth management business, which changes will ensure smooth business continuity.

●	Board: Antalpha has the right to nominate two directors to the Company’s board of directors at the closing of the transactions.

●	Strategic Advisory Committee: A strategic advisory committee has been established to advise the Company’s board of directors on the direction of its treasury strategy, with members including Rohan Chauhan, Director of Strategy at Gemini.

Advisors

Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC, served as exclusive advisor to Antalpha and exclusive placement agent to the Company.

Loeb & Loeb LLP served as legal advisor to the Company. Reed Smith LLP served as legal advisor to Antalpha. Ogier served as Cayman Islands legal advisor to the Company. Morgan Lewis served as legal advisor to Cohen & Company Capital Markets.

About Aurelion

Aurelion is NASDAQ’s first Tether Gold (XAU₮) Treasury. It combines the stability of physical gold with the efficiency of blockchain, providing investors access to tokenized gold reserve that could serve as a safe haven to inflation, currency devaluation, and crypto volatility. In parallel, Aurelion will continue its wealth management and asset management services.

About Tether Gold (XAU₮)

Tether Gold (XAU₮) is a digital asset offered by TG Commodities, S.A. de C.V. One full XAU₮ token represents one troy fine ounce of gold on a London Good Delivery bar. XAU₮ is available as an ERC-20 token on the Ethereum blockchain. The token can be traded or moved easily 24/7. XAU₮ allocated gold is identifiable with a unique serial number, purity, and weight, and is redeemable.

About Antalpha RWA Hub

Antalpha RWA Hub is Antalpha’s dedicated Real-World Assets (“RWA”) infrastructure platform, currently focused on providing liquidity and services for gold-based RWAs.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements of historical facts are “forward-looking statements”. These statements may be identified by words “anticipate,” “aspire,” “intend,” “plan,” “offer,” “goal,” “objective,” “potential,” “seek,” “believe,” “project,” “estimate,” “expect,” “forecast,” “assume,” “strategy,” “target,” “trend,” “future,” “likely,” “may,” “should,” “could”, “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this press release include statements regarding the anticipated use of proceeds from the transactions and the implementation of the Company’s Tether Gold (XAU₮) treasury strategy and the potential value to shareholders. These forward-looking statements are based on the Company’s expectations and assumptions as of the date of this press release. These statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the relevant business, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. Each of these forward-looking statements involves risks and uncertainties that could cause the Company’s future results or performance to differ materially from those expressed or implied by the forward-looking statements. Many factors may cause differences between current expectations and actual results, including: the impacts of macroeconomic conditions, heightened inflation and uncertain credit and financial markets, on the Company’s business and financial position; changes in expected or existing competition; changes in the regulatory environment; unexpected litigation or other disputes; risks related to the new XAU₮ treasury program; the risk that the Company’s share price may be highly correlated to the price of the XAU₮ that it holds; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; and general market, political, and economic conditions in the countries in which the Company operates. Other factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this press release are identified under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the SEC on February 13, 2025, in Exhibit A to the form of subscription agreements filed as Exhibits 10.1 and 10.2 to the Company’s Form 6-K filed with the SEC on October 10, 2025 and in other filings that the Company makes and will make with the SEC in the future. The Company expressly disclaims any obligation to update any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

Important Information

The offer and sale of the foregoing securities were made in a private placement in reliance on an exemption from the registration requirement of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder, and applicable state securities laws. Accordingly, the securities offered in the private placement may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirement of the Securities Act and such applicable state securities laws.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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